Issuer Free Writing Prospectus
Filed by: McMoRan Exploration Co.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-144496
McMoRan Exploration Co.
Concurrent Offerings of
16,250,000 Shares of Common Stock
(the “Common Stock Offering”)
and
2,250,000 Shares of 6.75%
Mandatory Convertible Preferred Stock
(the “Preferred Stock Offering”)
This free writing prospectus relates only to the concurrent Common Stock Offering of shares of Common Stock and Preferred Stock Offering of 6.75% Mandatory Convertible Preferred Stock and should be read together with (1) the preliminary prospectus supplement dated October 25, 2007 relating to the Common Stock Offering, including the documents incorporated by reference in the Common Stock preliminary prospectus supplement and the Common Stock, Preferred Stock, Debt Securities, Warrants, Purchase Contracts and Units base prospectus dated October 5, 2007, both filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-144496 and (2) the preliminary prospectus supplement dated October 25, 2007 relating to the Preferred Stock Offering, including the documents incorporated by reference in the Mandatory Convertible Preferred Stock preliminary prospectus supplement and the Common Stock, Preferred Stock, Debt Securities, Warrants, Purchase Contracts and Units base prospectus dated October 5, 2007, both filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-144496.

Issuer:	McMoRan Exploration Co.

Common stock symbol:	MMR

Common Stock Offering

Title of securities:	Common Stock, par value $0.01 per share

Shares issued:	16,250,000

Over-allotment option:	2,437,500 shares

Outstanding common	50,943,060 shares of common stock (or 53,380,560 shares if the underwriters exercise their
shares after offering:	over-allotment option in full).

The number of shares of the Company’s common stock to be outstanding immediately after the closing of this offering is based on 34,693,060 shares of the Company’s common stock outstanding as of September 30, 2007. This number excludes 6,938,160 shares issuable upon conversion of the Company’s 5 1/4% convertible senior notes due 2011 and 7,078,596 shares issuable upon conversion of the Company’s 6% convertible senior notes due 2008. This number also excludes 2,525,000 shares issuable upon exercise of outstanding warrants. This number also excludes an aggregate of approximately 7,909,913 shares issuable upon exercise of outstanding stock options and restricted stock units or the vesting of restricted stock awards. This number also excludes any shares of the Company’s common stock issuable upon conversion of the Company’s 6.75% mandatory convertible preferred stock, assuming the successful completion of the concurrent offering of those securities.

Net proceeds after	Approximately $192 million (approximately $221 million if the over-allotment option is
underwriting discount and	exercised in full)

estimated expenses:

Capitalization	See below

Last sale (on November 1, 2007):	$12.55

Price offering public per share:	$12.40

Underwriting discount per share:	$0.527

Aggregate underwriting discount:	$8.56 million

Selling concession per share:	$0.3162

Offering expenses, excluding underwriting discount (estimated):	$0.90 million

Trade date:	November 1, 2007

Settlement date:	November 7, 2007

CUSIP:	582411104

Joint book-runners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities Inc.

Co-Managers:	Jefferies & Company, Inc.

Distribution allocation:		Number of Shares

	Merrill Lynch, Pierce, Fenner & Smith Incorporated	7,718,750
	J.P. Morgan Securities Inc.	7,718,750
	Jefferies & Company, Inc.	812,500
6.75% Mandatory Convertible Preferred Stock Offering

Title of securities:	6.75% Mandatory Convertible Preferred Stock

Shares issued:	2,250,000

Over-allotment option:	up to an additional 337,500 shares

Liquidation preference per share:	$100

Aggregate liquidation preference:	$225,000,000

Annual dividend rate:	6.75% of the $100 liquidation preference per share ($6.75 per annum)

Dividend payment dates:	February 15, May 15, August 15 and November 15

First dividend date:	February 15, 2008

Amount per share of first dividend payment:	$1.8375

Amount per share of subsequent dividend payments:	$1.6875

Share cap (subject to adjustment):	Total dividend payment divided by $4.34

Mandatory conversion date:	November 15, 2010

Initial public offering price of concurrent Common Stock Offering:	$12.40

Initial price (subject to adjustment):	$12.40

Threshold appreciation price (subject to adjustment):	$14.88 (represents an approximately 20% appreciation over the initial price)

Mandatory conversion rate (subject to adjustment):
If the applicable market value (as defined in the Preliminary Prospectus Supplement) of the Company’s common stock is greater than the threshold appreciation price, then the conversion rate will be 6.7204 shares of the Company’s common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $100 divided by the threshold appreciation price.

If the applicable market value of the Company’s common stock is less than or equal to the threshold appreciation price but greater than or equal to the initial price, then the conversion rate will be $100 divided by the applicable market value.

If the applicable market value of the Company’s common stock is less than the initial price, then the conversion rate will be 8.0645 shares of the Company’s common stock per share of the Company’s mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $100 divided by the initial price.

In addition, upon mandatory conversion holders will have the right to receive the other amounts and/or shares described in the Preliminary Prospectus Supplement.

Hypothetical
Conversion Values
Upon Mandatory
Conversion

		Conversion Value (Applicable
		Market Value Multiplied by
Applicable Market Value of	Number of Shares of the Company’s	the Number of the Company’s Shares of
the Company’s	Common Stock to be Received	Common Stock to be Received
Common Stock	upon Conversion	upon Conversion)
$5.00	8.0645	$40.32
$7.50	8.0645	$60.48
$10.00	8.0645	$80.65
$12.40	8.0645	$100.00
$13.64	7.3314	$100.00
$14.88	6.7204	$100.00
$20.00	6.7204	$134.41
$30.00	6.7204	$201.61
$40.00	6.7204	$268.82
$50.00	6.7204	$336.02
$60.00	6.7204	$403.22
$70.00	6.7204	$470.43

Conversion at option of holder other than during a cash acquisition conversion period (subject to adjustment):
Holders have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, at any time prior to the mandatory conversion date into shares of the Company’s common stock at a minimum conversion rate of 6.7204 shares of common stock per share of mandatory convertible preferred stock.

In addition, upon early conversion holders will have the right to receive the other amounts and/or shares described in the Preliminary Prospectus Supplement.

Cash acquisition conversion rate (subject to adjustment):
If a cash acquisition (as defined in the Preliminary Prospectus Supplement) occurs, holders of the mandatory convertible preferred stock will have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, into shares of common stock at the cash acquisition conversion rate that will be determined by reference to the following table:

	Stock price on effective date
Effective Date	$5.00	$7.50	$10.00	$12.40	$13.64	$14.88	$20.00	$30.00	$40.00	$50.00	$60.00	$70.00
November 7, 2007	7.3042	6.9479	6.7563	6.6672	6.6425	6.6270	6.6119	6.6349	6.6521	6.6607	6.6648	6.6670
November 15, 2008	7.6380	7.2375	6.9545	6.7986	6.7497	6.7158	6.6624	6.6673	6.6780	6.6827	6.6846	6.6854
November 15, 2009	7.9582	7.6717	7.2946	7.0139	6.9143	6.8416	6.7160	6.6981	6.7010	6.7020	6.7024	6.7026
November 15, 2010	8.0645	8.0645	8.0645	8.0645	7.3314	6.7204	6.7204	6.7204	6.7204	6.7204	6.7204	6.7204

If the stock price (as defined in the Preliminary Prospectus Supplement) is in excess of $70.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the minimum conversion rate.

If the stock price is less than $5.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the maximum conversion rate.

In addition, upon conversion in connection with a cash acquisition holders will have the right to receive the other amounts and/or shares described in the Preliminary Prospectus Supplement, including the cash acquisition dividend make-whole payment.

Cash acquisition dividend make-whole payment:	For purposes of calculating the cash acquisition dividend make-whole amount, the present value of the remaining dividend payments will be computed using a discount rate equal to 10.00%.

Net proceeds after underwriting discount and estimated expenses:	Approximately $217.4 million (approximately $250.1 million if the over-allotment option is exercised in full)

Capitalization:	See below

Public offering price per share:	$100

Underwriting discount per share:	$3.00

Aggregate underwriting discount:	$6.75 million ($7.76 million if the over-allotment option is exercised in full)

Selling concession per share:	$1.80

Offering expenses, excluding underwriting discount (estimated):	$0.90 million

Trade date:	November 1, 2007

Settlement date (Issue date):	November 7, 2007

CUSIP:	582411 500

Listing:	The mandatory convertible preferred stock has been approved for listing on the NYSE under the symbol “MMRprM”, subject to official notice of issuance.

Joint book-runners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.

Co-Manager:	Jefferies & Company, Inc.

Distribution allocation:		Number of Shares

	Merrill Lynch, Pierce, Fenner & Smith	1,068,750
	Incorporated J.P. Morgan Securities Inc.	1,068,750
	Jefferies & Company, Inc.	112,500

CAPITALIZATION
     The following table shows our cash and cash equivalents and capitalization as of September 30, 2007:
•	on an actual basis; and

•	on a pro forma basis to reflect the consummation of our 6.75% mandatory convertible preferred stock offering and our common stock offering, and the application of the net proceeds therefrom (approximately $409.4 million) as described under “Use of Proceeds.”
     This table is unaudited and should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Consolidated Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto, which are included elsewhere or incorporated by reference herein.

	As of September 30, 2007
	Actual	Pro Forma
	(Dollars in thousands)
Cash and cash equivalents	$16,319	$16,319
Debt:
6% convertible senior notes due July 2, 2008	$100,870	$100,870
5 1/4% convertible senior notes due October 6, 2011	115,000	115,000
Senior secured revolving credit facility(a)	313,000	313,000
Senior secured term loan	—	—
Bridge Loan Facility(b)	800,000	390,614
Other	18,664	18,664

Total debt	$1,347,534	$938,148

Stockholders’ Equity (Deficit):
6.75% Mandatory convertible preferred stock(c)	—	225,000
Common stock, $0.01 par value per share(d)	372	534
Capital in excess of par value	518,107	702,331
Accumulated deficit	(571,746)	(580,684)
Accumulated comprehensive loss	(1,231)	(1,231)
Common stock held in treasury(e)	(45,439)	(45,439)
Total stockholders’ equity (deficit)	$(99,937)	$300,511

Total capitalization	$1,247,597	$1,238,659

(a)	Availability under our $700 million senior secured revolving credit facility was $287 million pro forma at September 30, 2007,

reduced by borrowings of $313 million and letters of credit of $100 million.

(b)	We also intend to undertake a notes offering in the future. All or a portion of the net proceeds from any such offering will be used to repay amounts outstanding under the bridge loan facility.

(c)	50,000,000 shares authorized. Pro forma reflects 2,250,000 shares of 6.75% mandatory convertible preferred stock, recorded at aggregate liquidation preference.

(d)	150,000,000 shares authorized; 34,693,060 shares issued and outstanding at September 30, 2007; 50,943,060 shares issued and outstanding pro forma for our mandatory convertible preferred stock offering and our common stock offering. Excludes shares of our common stock issuable upon conversion of our mandatory convertible preferred stock offered hereby, our 5 1/4% convertible senior notes due 2011 and our 6% convertible senior notes due 2008, and upon exercise of outstanding stock options and restricted stock units or upon the vesting of restricted stock awards.

(e)	2,471,674 shares held in treasury at any average price of $18.38 per share.

The issuer has filed a registration statement (including prospectus supplements) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus supplements and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or J.P. Morgan Securities Inc. at 1-866-430-0686.